SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Vivo Participações S.A. and Subsidiaries Quarterly Financial Statements for the Quarter Ended March 31, 2006 and Independent Auditors’ Review Report Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REVIEW REPORT

To the Management and Shareholders of
Vivo Participações S.A.

São Paulo - SP

1.     We have performed a special review of the Quarterly Information - ITR of Vivo Participações S.A. (current denomination of Telesp Celular Participações S.A.) and subsidiaries for the quarter ended March 31, 2006, prepared under the responsibility of management and according to Brazilian accounting practices, consisting of the individual and consolidated balance sheets, the related statements of operations and the performance reports.

2.     We conducted our review in accordance with the specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the criteria adopted in preparing the Quarterly Information; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.     Based on our special review, we are not aware of any material modifications hat should be made to the above-mentioned Quarterly Information for it to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission, specifically applicable to the preparation of the mandatory Quarterly Information.

4.     We had previously audited the individual and consolidated balance sheets as of December 31, 2005, presented for comparison purposes, and issued our unqualified opinion on February 23, 2006. We had previously reviewed the individual and consolidated statements of operations for the quarter ended March 31, 2005, presented for comparison purposes, and issued our unqualified special review report on April 25, 2005.

5.     As mentioned in Note 1, the mergers of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. with the Company were approved on February 22, 2006, as was the merger of the shares of Tele Centro Oeste Celular Participações S.A. Consequently, the balance sheet as of December 31, 2005 and the statement of operations for the quarter ended March 31, 2005 cannot be compared with the financial statements as of March 31, 2006.

6.     The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, May 3, 2006

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

VIVO PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(In thousands of Brazilian reais)

	Company		Consolidated
	March 31,	December 31,	March 31,	December 31,
ASSETS	2006	2005 (*)	2006	2005 (*)

CURRENT ASSETS
Cash and banks	916	326	216.733	117.993
Temporary cash investments	16.265	-	1.443.172	904.153
Trade accounts receivable, net	-	-	2.581.531	1.775.409
Inventories	-	-	461.090	258.755
Advances to suppliers	12	-	22.145	18.273
Interest on shareholders' equity and dividends	56.866	64.148	-	-
Deferred and recoverable taxes	7.925	13.400	1.419.889	949.115
Prepaid expenses	807	807	520.940	187.276
Derivative contracts	132	2.777	264.489	300.662
Other current assets	15.660	14.706	221.470	116.466
	98.583	96.164	7.151.459	4.628.102

NONCURRENT ASSETS
Recoverable taxes	451.169	370.026	1.793.968	1.352.773
Loans and financing	2.800	-	-	-
Derivative contracts	-	1.115	-	5.354
Prepaid expenses	3.138	3.337	44.365	25.030
Other noncurrent assets	2.605	1.945	76.044	54.554
	459.712	376.423	1.914.377	1.437.711

PERMANENT ASSETS
Investments	11.590.768	7.140.076	1.463.088	1.550.211
Property, plant and equipment, net	184	231	8.118.133	5.993.409
Deferred assets, net	-	-	168.779	177.300
	11.590.952	7.140.307	9.750.000	7.720.920

TOTAL ASSETS	12.149.247	7.612.894	18.815.836	13.786.733

	Company		Consolidated
	March 31,	December 31,	March 31,	December 31,
LIABILITIES	2006	2005 (*)	2006	2005 (*)

CURRENT LIABILITIES
Payroll and related accruals	2.266	1.032	128.139	105.106
Trade accounts payable	13.901	24.934	2.145.890	1.536.277
Taxes payable	2.370	7.690	513.564	403.210
Loans and financing	1.181.458	1.066.051	2.193.701	1.546.935
Interest on shareholders' equity and dividends	55.564	-	105.216	51.771
Reserve for contingencies	69.080	66.946	204.879	170.988
Derivative contracts	368.038	211.456	623.672	321.686
Other liabilities	70.176	22.774	338.955	215.285
	1.762.853	1.400.883	6.254.016	4.351.258

NONCURRENT LIABILITIES
Loans and financing	1.892.630	2.065.778	3.288.927	3.646.102
Reserve for contingencies	7	260	314.923	207.637
Taxes payable	-	-	175.055	169.578
Derivative contracts	77.620	130.632	282.456	294.416
Other liabilities	-	-	84.196	44.086
	1.970.257	2.196.670	4.145.557	4.361.819

MINORITY INTEREST	-	-	-	1.058.189

SHAREHOLDERS' EQUITY
Capital stock	6.153.507	6.670.152	6.153.507	6.670.152
Treasury share	(11.174)	-	(11.174)	-
Capital reserve	1.507.276	793.396	1.507.276	793.396
Income reserve	711.103	-	711.103	-
Accumulated earnings (loss)	55.105	(3.448.359)	55.105	(3.448.359)
	8.415.817	4.015.189	8.415.817	4.015.189

FUNDS FOR CAPITALIZATION	320	152	446	278

TOTAL LIABILITIES, SHAREHOLDERS'
EQUITY AND FUNDS FOR CAPITALIZATION	12.149.247	7.612.894	18.815.836	13.786.733

(*) Refers to the financial statements of Telesp Celular Participações S.A.

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

VIVO PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF OPERATIONS

FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005

(In thousands of Brazilian reais, except per share amounts)

	Company		Consolidated
	March 31,	March 31,	March 31,	March 31,
	2006	2005 (* )	2006	2005 (*)

GROSS REVENUE
Revenue from services	-	-	3.033.611	1.936.363
Sale of handsets and accessories	-	-	600.168	336.207
	-	-	3.633.779	2.272.570
Deductions from gross revenue	-	-	(1.040.006)	(588.529)

NET OPERATING REVENUE	-	-	2.593.773	1.684.041
Cost of services provided	-	-	(779.611)	(424.741)
Cost of products sold	-	-	(432.629)	(264.669)

GROSS PROFIT	-	-	1.381.533	994.631

OPERATING INCOME (EXPENSES)
Selling expenses	-	-	(902.038)	(456.252)
General and administrative expenses	(7.707)	(2.628)	(256.728)	(143.627)
Other operating expenses	(78.200)	(89.530)	(192.768)	(138.499)
Other operating income	269	120	95.511	58.397
Equity	68.365	133.473	-	-
	(17.273)	41.435	(1.256.023)	(679.981)

OPERATING INCOME (LOSS) BEFORE FINANCIAL
INCOME (EXPENSE)	(17.273)	41.435	125.510	314.650
Financial expenses	(237.502)	(153.303)	(571.375)	(301.775)
Financial income	114.307	13.939	385.059	79.107

OPERATING INCOME (LOSS)	(140.468)	(97.929)	(60.806)	91.982
Nonoperating income (expenses), net	(2.352)	22	(4.310)	2.960

INCOME (LOSS) BEFORE INCOME TAXES AND
MINORITY INTEREST	(142.820)	(97.907)	(65.116)	94.942
Income and social contribution taxes	(723)	-	(106.167)	(133.620)
Minority interest	-	-	(7.968)	(59.229)

NET LOSS	(143.543)	(97.907)	(179.251)	(97.907)

LOSS PER THOUSAND SHARES - R$	(1.347,07)	(0,42)

(*) Refers to the financial statements of Telesp Celular Participações S.A.

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

VIVO PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
FOR THE QUARTER ENDED MARCH 31, 2006
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS

Vivo Participações S.A. (“Vivo” or “Company”) (current denomination of Telesp Celular Participações S.A.) is a publicly-traded company whose controlling shareholders, on March 31, 2006, are Brasilcel N.V. (41.16% of the total capital stock) and its subsidiaries Portelcom Participações Ltda. (4.11% of the total capital stock), Sudestecel Participações Ltda. (5.99% of the total capital stock), Avista Participações Ltda. (3.94% of the total capital stock), TBS Celular Participações Ltda. (4.77% of the total capital stock) and Tagilo Participações Ltda. (2.37% of the total capital stock).

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles, S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock) and Portugal Telecom, SGPS, S.A. (0.001% of the total capital stock).

On February 22, 2006, the General Meeting approved the merger by Vivo of Tele Centro Oeste Celular Participações S.A. (“TCO”) shares for conversion into a fully-owned subsidiary of Vivo and the merger of the companies Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”), as mentioned in the Relevant Fact dated December 4, 2005.

The results of the merged companies from January 1 to February 22, 2006 are shown in the Company’s results, as foreseen in the merger protocol.

The table below shows the companies controlled by Vivo and their respective areas of operation and authorization terms:

Operator	Vivo interest - %	Operation area	Expiration date of authorization
Telesp Celular S.A. (“TC”)	100	São Paulo	08.05.08
Celular CRT S.A. (“CRT”) (a)	100	Rio Grande do Sul	12.17.07
Global Telecom S.A. (“GT”)	100	Paraná and Santa Catarina	04.08.13
Telerj Celular S.A. (“TRJ”) (a)	100	Rio de Janeiro	11.29.20
Telest Celular S.A. (“TES”) (a)	100	Espírito Santo	11.30.08
Telebahia Celular S.A. (“TBA”) (a)	100	Bahia	06.29.08
Telergipe Celular S.A. (“TSE”) (a)	100	Sergipe	12.15.08
Tele Centro Oeste Celular Participações S.A. (“TCO”) (b)	100	Distrito Federal	07.24.06
Telegoiás Celular S.A. (“TGO”) (b)	100	Goiás and Tocantins	10.29.08
Telemat Celular S.A. (“TMAT”) (b)	100	Mato Grosso	03.30.09
Telems Celular S.A. (“TMS”) (b)	100	Mato Grosso do Sul	09.28.09
Teleron Celular S.A. (“TRON”) (b)	100	Rondônia	07.21.09
Teleacre Celular S.A. (“TAC”) (b)	100	Acre	07.15.09
Norte Brasil Telecom S.A. (“NBT”) (b)	100	Amazonas, Roraima, Amapá, Pará and Maranhão	11.29.13

(a)  Control acquired through the merger of TSD, TLE and CRTPart.

(b) Became direct or indirect fully-owned subsidiaries as a result of the merger of TCO shares.

The authorizations granted to subsidiaries are renewed once for a 15-year term by means of the payment of rates of approximately 1% of operators’ annual revenues.

The business of the subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency (ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, rulings and plans.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices and Brazilian Corporate Legislation, which include the rules applicable to public telecommunications services concessionaires and the standards and accounting procedures established by the Brazilian Securities Commission (CVM).

The consolidated quarterly information includes, in addition to the balances and transactions of the Company, the balances and transactions of the subsidiaries mentioned in Note 1 and of the indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas Ltd. All intercompany balances and transactions were eliminated in consolidation.

This quarterly information was prepared in accordance with principles, practices and criteria consistent with those used in the preparation of the financial statements for the last fiscal year and should be analyzed together with those statements.

The balance sheet as of December 31, 2005 and the statement of operations for the quarter ended March 31, 2005 do not include the effects of the mergers mentioned in Note 1 and, consequently, are not comparable with the 2006 financial statements.

To assist understanding and comparison we are disclosing, in Note 32, the “combined” consolidated balance sheet and the “combined” consolidated statement of operations, based on the hypothesis that the operations of TSD, TLE and CRTPart had already been managed by the Company and that TCO had already been converted into a fully-owned subsidiary of the Company since January 1, 2005.

The financial statements as of March 31 and December 31, 2005 have been reclassified, where applicable, for purposes of comparison.

3. TEMPORARY CASH INVESTMENTS

	Company		Consolidated
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Temporary cash investments	16,265	-	1,443,172	904,153

Temporary cash investments refer principally to bank deposit certificates, which are indexed to the CDI (interbank deposit rates).

As of March 31, 2006, the subsidiaries had financial investments of R$170,079 (R$166,395 as of December 31, 2005), pledged in guarantee of lawsuits.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	March 31, 2006	December 31, 2005

Unbilled amounts from services rendered	490,808	247,379
Billed amounts	1,388,973	990,412
Interconnection	774,388	541,525
Goods sold	351,460	245,492
Provision for doubtful accounts	(424,098)	(249,399)
Total	2,581,531	1,775,409

There are no customers who contribute more than 10% of net accounts receivable as of March 31, 2006 and December 31, 2005, except for amounts receivable from Telecomunicações de São Paulo - S.A. - Telesp, which represent approximately 8% and 11%, respectively, and Brasil Telecom S.A. - BrT, which represent approximately 7% and 13%, respectively, of net accounts receivable on those dates.

Changes in the provision for doubtful accounts were as follows:

	Consolidated
	2006	2005

Beginning balance	249,399	144,621
Provision for doubtful accounts charged to selling expense in the 1st quarter	160,981	61,628
Write-offs and recoveries in the 1st quarter	(93,624)	(46,442)
Amount merging	107,342	-
Amount as of March 31	424,098	159,807
Provision for doubtful accounts charged to selling expense in the 2nd, 3rd and 4thquarters		453,128
Write-offs and recoveries in the 2nd, 3rd and 4th quarters		(363,536)
Amount as of December 31		249,399

5. INVENTORIES

	Consolidated
	March 31, 2006	December 31, 2005

Digital handsets	533,221	298,573
Accessories	8,661	5,273
Provision for obsolescence	(80,792)	(45,091)
Total	461,090	258,755

6. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005

Prepaid/recoverable income and social contribution taxes	423,408	344,296	604,944	433,496
Withholding income tax	2,010	1,690	78,455	78,389
Recoverable ICMS (State VAT)	-	-	385,372	227,712
Recoverable PIS and COFINS	32,291	37,021	272,251	167,371
Other	242	-	7,773	3,126
Total recoverable taxes	457,951	383,007	1,348,795	910,094
Deferred tax	1,143	419	1,795,836	1,346,555
ICMS on sales to be recognized	-	-	69,226	45,239
Total	459,094	383,426	3,213,857	2,301,888

Current	7,925	13,400	1,419,889	949,115
Noncurrent	451,169	370,026	1,793,968	1,352,773

Deferred income and social contribution taxes are comprised as follows:

	Consolidated
	March 31, 2006	December 31, 2005
Tax credits recorded on corporate restructuring	889,331	898,717
Provision/accrual for:
Inventory obsolescence	23,930	12,143
Contingencies	148,331	86,418
Doubtful accounts receivable	119,222	66,255
Customer loyalty program	18,817	6,357
Employees’ profit sharing	15,422	12,365
Suppliers	84,917	58,319
Accelerated depreciation	61,995	7,426
Other	82,052	50,681
Tax loss carryforwards	351,819	147,874
Total deferred taxes	1,795,836	1,346,555

Current	657,830	477,987
Noncurrent	1,138,006	868,568

Deferred taxes have been recorded if it is probable that they will be realized, as follows:

a) Tax loss carryforwards: will be offset up to a limit of 30% per year of taxable income for the next few years.

b) Merged tax credit: consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders’ equity (Note 28) and is realized in proportion to the amortization of the goodwill of the subsidiaries, with terms of five to ten years. Studies by external consultants used in the corporate restructuring process supported recovery of the amount within this term.

c) Temporary differences: will be realized upon the payments of the accruals, effective losses on bad debts and realization of inventories.

The Company prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized, as determined by CVM Instruction No. 371/02.

The Company and its subsidiaries GT, TCO IP and Telebahia did not recognize deferred income and social contribution on tax loss carryforwards and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

7. PREPAID EXPENSES

	Company		Consolidated
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005

FISTEL fees	-	-	394,349	80,556
Rentals	-	-	12,943	9,840
Advertising	-	-	127,009	101,826
Financial charges	3,945	4,144	4,512	4,670
Commercial incentives	-	-	4,584	3,521
Other	-	-	21,908	11,893
Total	3,945	4,144	565,305	212,306

Current	807	807	520,940	187,276
Noncurrent	3,138	3,337	44,365	25,030

8. OTHER ASSETS

	Company		Consolidated
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005

Escrow deposits	129	-	168,955	87,783
Advances to employees	83	73	19,597	4,161
Credits with suppliers	-	-	18,496	16,911
Advance to affiliate for purchase of shares	15,195	14,339	48,397	32,761
Subsidies on handset sales	-	-	21,685	22,461
Other	2,858	2,239	20,384	6,943
Total	18,265	16,651	297,514	171,020

Current	15,660	14,706	221,470	116,466
Noncurrent	2,605	1,945	76,044	54,554

9. INVESTMENTS

a) Investments in subsidiaries

Investee	Common stock interest - %	Preferred stock interest - %	Total interest - %

Telesp Celular S.A.	100.00	-	100.00
Global Telecom S.A.	100.00	100.00	100.00
Tele Centro Oeste Celular Participações S.A.	100.00	100.00	100.00
Celular CRT S.A.	100.00	-	100.00
Telerj Celular S.A.	100.00	-	100.00
Telest Celular S.A.	100.00	-	100.00
Telebahia Celular S.A.	100.00	-	100.00
Telergipe Celular S.A.	100.00	-	100.00

b) Number of shares held

	In thousands
Investee	Common	Preferred	Total

Telesp Celular S.A.	83,155	-	83,155
Global Telecom S.A.	3,810	7,621	11,431
Tele Centro Oeste Celular Participações S.A.	44,333	85,735	130,068
Celular CRT S.A.	445,440	-	445,440
Telerj Celular S.A.	30,449	-	30,449
Telest Celular S.A.	2,039	-	2,039
Telebahia Celular S.A.	17,998	-	17,998
Telergipe Celular S.A.	1,011	-	1,011

c) Information on subsidiaries

	Shareholders’ equity		Net income (loss) for the quarter ended
Investee	March 31, 2006	December 31, 2005	March 31, 2006	March 31, 2005

Telesp Celular S.A.	3,071,661	3,052,193	19,468	114,110
Global Telecom S.A.	806,028	844,201	(44,914)	(43,321)
Tele Centro Oeste Celular Participações S.A.	2,865,739	2,812,921	48,601	121,913
Celular CRT S.A.	1,162,813	1,154,468	8,339	46,155
Telerj Celular S.A.	1,662,944	1,630,296	32,574	16,463
Telest Celular S.A.	382,123	358,916	22,940	23,525
Telebahia Celular S.A.	167,970	191,693	(23,959)	(9,835)
Telergipe Celular S.A.	60,700	58,956	1,731	4,414

d) Components and changes

The Company’s investments include the equity interests in the direct subsidiaries, goodwill, advance for future capital increase and reserve provision for losses on investments and other investments, as shown below:

	Company		Consolidated
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005

Investments in subsidiaries	8,471,625	4,371,626	-	-
Goodwill on investment acquisitions, net	1,773,960	1,869,387	1,825,281	1,930,642
Advance for future capital increase	1,708,353	1,279,500	12,908	12,908
Provision for investment losses (*)	(363,274)	(380,541)	(376,182)	(393,449)
Other investments	104	104	1,081	110
Balance of investments	11,590,768	7,140,076	1,463,088	1,550,211

(*)   Provisions for investment losses were recorded due to GT’s accumulated deficit and indebtedness as of December 31, 2002 and 2001.

The changes in investment balances of the subsidiaries of the quarters ended March 31, 2006 and 2005 are as follows:

	2006									2005
Investments in subsidiaries	TC	GT	TCO	CRT	TRJ	TES	TBA	TSE	Total	Total

Balance at the beginning of the year	2,359,318	844,201	1,168,107	-	-	-	-	-	4,371,626	4,069,896
Donations and subventions	-	6,741	669	6	74	267	236	13	8,006	115
Equity method of accounting (a) (b)	19,468	(44,914)	40,633	8,339	32,574	22,940	(23,959)	1,731	56,812	133,473
Distribution of interest on shareholders’ equity	-	-	3,547	-	-	-	-	-	3,547	-
Merger of companies	-	-	1,066,158	993,668	1,469,423	352,929	93,888	55,568	4,031,634	-
Balance as of March 31	2,378,786	806,028	2,279,114	1,002,013	1,502,071	376,136	70,165	57,312	8,471,625	4,203,484

(a)   The equity accounting for the year comprises: (i) result of subsidiaries - R$56,812; (ii) donations - R$8,006; and (iii) distribution of interest on shareholders’ equity - R$3,547.

(b)   TCO’s equity accounting balance is stated net of the amount of R$7,968, referring to minority interests.

	2006								2005
Advance for future capital increase	TC	TCO	CRT	TRJ	TES	TBA	TSE	Total	Total

Balance at the beginning of the year	692,875	586,625	-	-	-	-	-	1,279,500	1,506,514
Amount merging	-	-	160,800	160,873	5,987	97,805	3,388	428,853	-
Balance as of March 31	692,875	586,625	160,800	160,873	5,987	97,805	3,388	1,708,353	1,506,514

	2006			2005
Goodwill on acquisition of investments, net	GT	TCO	Total	Total

Balance at the beginning of the year	951,095	918,292	1,869,387	2,397,880
Amortization of goodwill	(31,481)	(63,946)	(95,427)	(103,511)
Balance as of March 31	919,614	854,346	1,773,960	2,294,369

Reserve for losses	2006	2005

Balance at the beginning of the year	(380,541)	(449,615)
Amortization of losses	17,267	14,615
Balance as of March 31	(363,274)	(435,000)

As from January 1, 2005, the goodwill paid on acquisitions by GT based on future profitability, totaling R$1,077,020, is being amortized over a ten-year period as from the acquisition date. TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas Ltd. companies located abroad, for the purpose of obtaining and passing on funding through international loans. These subsidiaries are dormant.

On May 31, 2004, the tax benefit derived from the goodwill paid on the acquisition of TCO was transferred to that company and its subsidiaries. As a result, R$511,061 was transferred as an advance for future capital increase, since shares will be issued in favor of Vivo when this benefit is realized by TCO and its subsidiaries. The remaining goodwill, amounting to R$992,060, was attributed to future profitability and is being amortized over five years.

On August 31, 2005, the tax benefit derived from the goodwill paid on the acquisition of TCO was transferred to that company. As a result, R$133,370 was transferred as an advance for future capital increase, since shares will be issued in favor of Vivo when this benefit is realized by TCO. The remaining goodwill, amounting to R$392,265, was attributed to future profitability and is being amortized over five years.

10. PROPERTY, PLANT AND EQUIPMENT, NET

		Consolidated
	Annual depreciation rates %	March 31, 2006			December 31, 2005
		Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	10.00 to 20.00	7,060,301	(4,601,637)	2,458,664	1,756,130
Switching equipment	10.00 to 20.00	3,368,493	(1,828,721)	1,539,772	1,080,530
Infrastructure	4.00 to 20.00	2,218,861	(1,047,548)	1,171,313	775,089
Land	-	62,088	-	62,088	47,492
Software use rights	20.00	2,515,215	(1,390,581)	1,124,634	863,467
Buildings	2.86 to 4.00	283,598	(58,613)	224,985	154,741
Handsets	66.67	1,100,445	(849,178)	251,267	126,709
Concession license	6.67	976,476	(512,999)	463,477	479,752
Other assets	10.00 to 20.00	1,259,025	(695,278)	563,747	366,166
Construction in progress	-	258,186	-	258,186	343,333
Total		19,102,688	(10,984,555)	8,118,133	5,993,409

In the quarter ended March 31, 2006, financial expenses incurred on loans, which are financing the construction in progress, were capitalized by the subsidiaries GT, Telebahia and Telergipe to the amount of R$771 (R$3,677 as of March 31, 2005).

As of March 31, 2006, the subsidiaries had fixed assets amounting to R$27,538 (R$26,784 as of December 31, 2005) pledged as guarantees in lawsuits as shown below:

Tax	24,727
Labor	1,292
Civil	1,519
Total	27,538

The amount attributed to the tax suits relates to tax assessments for ICMS levied on activation and ISS on the tariff for use of the mobile network (TUM).

11. DEFERRED ASSETS, NET

	Consolidated
	Annual amortization rate - %	March 31, 2006	December 31, 2005

Preoperating costs:
Amortization of licenses	10	80,496	80,496
Financial expenses	10	201,131	201,131
General and administrative expenses	10	69,960	69,960
		351,587	351,587
Goodwill - Ceterp Celular S.A.	10	84,265	84,265
Goodwill	(*)	23,488	16,231
		459,340	452,083
Accumulated amortization:
Preoperating expenses		(229,979)	(221,012)
Goodwill - Ceterp Celular S.A.		(44,941)	(42,834)
Goodwill		(15,641)	(10,937)
		(290,561)	(274,783)
Total		168,779	177,300

(*)  In accordance with the term of the agreement.

12. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005

Suppliers	13,145	24,803	1,408,119	1,094,558
Interconnection	-	-	54,392	102,668
Amounts payable to long distance operators - SMP (*)	-	-	515,269	283,126
Technical assistance (Note 28)	-	-	122,050	25,978
Other	756	131	46,060	29,947
Total	13,901	24,934	2,145,890	1,536,277

(*)  The amounts to be passed on Personal Mobile Service (SMP) refer to the VC2 and VC3 (long distance) calls and interconnection charges billed to the Company’s clients and passed on to the long-distance operators.

13. TAXES PAYABLE

	Company		Consolidated
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005

State VAT (ICMS)	-	-	456,517	416,507
Income and social contribution taxes	606	-	86,901	33,218
PIS and COFINS (taxes on revenue)	494	7,474	73,902	68,853
FISTEL fees	-	-	6,126	13,930
FUST and FUNTTEL	-	-	6,812	4,460
CIDE	-	-	19,538	4,021
Other taxes	1,270	216	38,823	31,799
Total	2,370	7,690	688,619	572,788

Current	2,370	7,690	513,564	403,210
Noncurrent	-	-	175,055	169,578

Of the long-term portion, R$165,531 refers to the “ICMS - Programa Paraná Mais Emprego”, an agreement made with the State of Paraná Government for deferral of ICMS payments. This agreement stipulates the ICMS due date as the 49th month following that in which the ICMS is determined.

14. LOANS AND FINANCING

a)  Composition of debt

				Company		Consolidated
Description	Currency	Annual interest	Maturity date	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005

Financial institutions:
Resolution No. 2,770	US$	2.8% p.y. to 9.8% p.y.	04/10/06 to 01/30/08	1,085,764	1,173,390	1,821,971	1,940,082
Resolution No. 2,770		¥0% to 4.21% p.y.	04/18/06 to 01/22/08	202,012	204,537	367,468	352,575
Resolution No. 2,770	R$	106.35% from CDI	04/03/06	-	-	141,526	-
Debentures	R$	103.3% from CDI to 104.4% from CDI	08/01/08 to 05/01/15	1,500,000	1,500,000	1,500,000	1,500,000
Compror	US$	1% p.y. to 6.55% p.y.	05/08/06 to 01/30/08	226	-	171,478	168,749
Compror		¥0.7% p.y. to 2.75% p.y.	04/18/06 to 02/01/08	-	-	114,615	91,875
BNDES	URTJLP	URTJLP + 3.5% p.y. to 4.6% p.y. (*)	08/15/07 to 06/15/11	-	-	242,063	267,714
BNDES	UMBNDES	3.5% p.y. to 4.6% p.y.	10/15/07 to 07/15/11	-	-	41,426	48,327
European Investment Bank (BEI)	US$	1.4% p.y. + Libor 1.45% p.y.	09/14/07	-	-	244,351	-
Commercial paper	US$	Libor + 1.75% p.y. to 6.3% p.y. to 6.55% p.y.	07/29/07 to 12/30/07	-	-	456,204	491,547
Unibanco IGP-M	R$	IGP-M + 9% p.y. to 9.45% p.y.	09/13/07	111,462	110,441	116,329	115,264
Export Development Canada - EDC	US$	Libor + 5% p.y.	12/14/06	-	-	21,614	23,643
Other	R$	Coluna 27 FGV	10/31/08	-	-	1,177	1,292
Affiliated companies:
Investment acquisition - TCO	R$	100% CDI + 1% p.y.	-	10,697	10,697	10,697	10,697
Mutual - TSE/ TBA/TCP	R$	-	07/05/07 to 12/27/08	979	-	-	-

Accrual interest				162,948	132,764	231,709	181,272
Total				3,074,088	3,131,829	5,482,628	5,193,037

Current				1,181,458	1,066,051	2,193,701	1,546,935
Noncurrent				1,892,630	2,065,778	3,288,927	3,646,102

(*)   In the event that the long-term interest rate (TJLP) exceeds 10% per year, the spread increases to 6%.

b)    Repayment schedule

The maturities of the long-term portion of loans and financing are as follows:

	March 31, 2006
Year	Company	Consolidated

2007 after March	361,699	1,580,623
2008	530,931	652,615
2009	-	22,163
2010	-	22,163
2011	-	11,363
After 2012	1,000,000	1,000,000
Total	1,892,630	3,288,927

c)    Restrictive covenants

GT has a loan and financing with the National Economic and Social Development Bank (BNDES), the balance of which as of March 31, 2006 was R$213,540 (R$232,536 as of December 31, 2005). According to the contracts, a number of economic and financial ratios should be calculated annually. The subsidiary GT noted noncompliance with the “Total Net Debt/EBITDA” in the calculation as of March 31, 2006. A waiver has already been obtained from the bank for noncompliance with this obligation up to December 31, 2006.

TCO and its subsidiaries have loans from BNDES and Export Development Canada - EDC, the balances of which as of March 31, 2006 were R$69,949 and R$21,614 (R$83,505 and R$23,643 as of December 31, 2005), respectively. As of that date, the various economic and financial ratios established in the contracts with EDC had been complied with. In relation to the contracts with the BNDES, noncompliance with the “EBITDA Margin” ratio (EBITDA on the net operating income) was noted as of March 31, 2006. A waiver has already been obtained from the bank for noncompliance with this obligation up to June 30, 2006.

The CRT has loans with the European Investment Bank (BEI), the balance of which as of March 31, 2006 was R$130,344 (R$140,442 as of December 31, 2005). As of that date, the various economic and financial ratios established in the contract had been complied with by the CRT.

Telebahia has a loan with the European Investment Bank (BEI), the balance of which as of March 31, 2006 was R$82,940 (R$89,368 as of December 31, 2005). According to the contracts, a number of economic and financial ratios should be calculated annually. Telebahia noted noncompliance with the “Total Net Debt/EBITDA” “Debt Service Ratio” (index calculated using EBITDA on the financial costs of loans) in the calculation as of March 31, 2006. A waiver has already been obtained from the bank for noncompliance with this obligation up to December 31, 2006.

Telergipe has a loan with the European Investment Bank (BEI), the balance of which as of March 31, 2006 was R$31,065 (R$33,472 as of December 31, 2005). As of that date, the various economic and financial ratios established in the contract had been complied with by the Company.

d)    Coverage

As of March 31, 2006, the Company and its subsidiaries had exchange contracts in the amounts of US$1,370,684 thousand, ¥26,312,819 thousand and €9,708 thousand, (US$1,189,046 thousand, ¥22,508,949 thousand and €2,482 thousand as of December 31, 2005), to hedge all their foreign exchange liabilities. The Company also had a CDI x pre-swap operations for partial coverage of fluctuations in the domestic interest rates.  The operations covered mature in January 2007 and total R$1,216,203. As of March 31, 2006, the Company and its subsidiaries had recorded a year-to-date loss of R$641,639 (R$310,086 as of December 31, 2005), in these exchange hedge and CDI x pre-swap operations.

The table below shows the net position of these operations as stated in the Company’s balance sheet:

	Consolidated
Description	March 31, 2006	December 31, 2005

Current assets	264,489	300,662
Noncurrent assets	-	5,354
Total	264,489	306,016

Current liabilities	(623,672)	(321,686)
Noncurrent liabilities	(282,456)	(294,416)
Total	(906,128)	(616,102)
Accumulated loss	(641,639)	(310,086)

e)    Guarantees

Loans and financing of GT, in local currency, amounting to R$213,540, represent loans guaranteed by pledging accounts receivable, which can be withheld optionally up to a limit of 300% of the monthly installment.

Banks	Guarantees

BNDES TCO’s operators	15% of receivables and Bank Deposit Certificates (CDBs) equivalent to the amount of the next installment payable.
BNDES NBT	100% of receivables and CDBs equivalent to the amount of the next installment payable during the first year and two installments payable in the remaining period.
European Investment Bank (BEI) - CRT	Bank guarantees.
European Investment Bank (BEI) - Telebahia and Telergipe	Trade risk guaranteed by Banco Espiríto Santo.

f)     Debentures

On August 1, 2004 the first public issue of debentures was renegotiated, comprising 5,000 simple unsponsored debentures, not convertible into shares, with a unit par value of R$100 (one hundred thousands Brazilian reais) maturing on August 1, 2008. The renegotiation was for the whole of the original issue, which occurred on August 1, 2003, at a rate of 104.6% of the CDI, and the extension of the term (renegotiated to August 1, 2007) was simultaneous with the reduction of the rate to 104.4% of the CDI.

In the ambit of the First Distribution of Marketable Securities Program for R$2,000,000 (two billion Brazilian reais) announced on August 20, 2004, the Company issued debentures, on May 1, 2005, in the amount of R$1,000,000 (one billion Brazilian reais) with a duration of ten years as from the issue date of May 1, 2005.

The offer consisted of the issue of 100,000 simple unsecured debentures, not convertible into shares, with a nominal unit value of R$10 (ten thousand Brazilian reais), totaling R$1,000,000 (one billion Brazilian reais), in two series, R$200,000 (two hundred million Brazilian reais), in the first series, and R$800,000 (eight hundred million Brazilian reais), with a final maturity on May 1, 2015. The debentures yield interest, with six-monthly payments, corresponding to 104.2% (first series) and 104.2% of the accumulated average daily one day Interfinancial Deposits (ID), outside the group (extragrupo) (ID rates), calculated and divulged by the Clearing House for Custody and Settlement (CETIP).

Remuneration of the debentures is scheduled for renegotiation on May 1, 2009 (first series) and May 1, 2010 (second series). Conservatively, the Company included in the above consolidated long-term maturities schedule the principal of the debentures in 2009 and 2010, the dates for renegotiation of the remuneration of the two series.

15. OTHER LIABILITIES
	Company		Consolidated
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005

Prepaid services to be provided	-	-	155,475	121,865
Accrual for customer loyalty program (a)	-	-	56,318	21,311
Intercompany liabilities	369	164	679	6,007
Provision for pension fund	-	-	11,526	483
Share grouping (b)	69,659	22,513	111,488	64,344
Other	148	97	87,665	45,361
Total	70,176	22,774	423,151	259,371

Current	70,176	22,774	338,955	215,285
Noncurrent	-	-	84,196	44,086

(a)   The subsidiaries have loyalty programs, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned, considering historic redemption data, points generated and the average cost of a point.

(b)  Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company’s share capital (Note 17).

16. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserve are as follows:

	Company		Consolidated
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005

Tax	68,682	66,946	218,705	167,674
Labor	7	260	45,017	22,288
Civil	398	-	256,080	188,663
Total	69,087	67,206	519,802	378,625

Current	69,080	66,946	204,879	170,988
Noncurrent	7	260	314,923	207,637

The changes in the reserve for contingencies in the quarter ended March 31, 2006 are as follows:

	2006
	Company	Consolidated

Beginning balance	67,206	378,625
Additional provision, net of reversals	(221)	15,708
Monetary variation	1,736	7,564
Payments	(15)	(14,022)
Amount merger	381	131,927
Balance as of March 31	69,087	519,802

16.1.   Tax claims

16.1.1. Probable losses

a)   COFINS

The subsidiary Telesp Celular S.A. was assessed (suit No. 19515,000,700/2003-97) for having offset COFINS, in January and February 2000, against credits derived from the overpayment of excess of one third of the COFINS paid in 1999, after offsetting against CSLL. The amount provided as of March 31, 2006 is R$14,886 (R$14,886 as of December 31, 2005). In Writ of Prevention No.  2004,03,00046180-8, which challenges the increase in the COFINS rate for accrual months February and March 2000, TC deposited the amount of R$9,785 (R$9,785 as of December 31, 2005) in respect of COFINS.

b)   ISS

b.1) Nonpayment of ISS due for tax substitution

Refers to a tax assessment of R$6,785 issued by the municipality of Salvador against Telebahia, for nonpayment and late payment of ISS due for tax substitution in the period from March to June 1998. Based on the opinion of legal counsel, a partial provision was made. The amount involved is approximately R$2,115.

c)   ICMS

Based on the opinion of its external legal counsel, Telest recorded a provision of R$1,126 (R$3,598 as of December 31, 2005), referring to ICMS tax suits drawn up in 2002, currently under dispute in the administrative sphere.

d)   Other

Company’s management recorded a provision of R$3,841 (R$2,684 as of December 31, 2005), for various tax suits, based on the opinion of its external legal counsel.

16.1.2. Possible losses

Based on the opinion of its legal counsel and tax advisers, management believes that settling the matters listed below will not have a materially adverse effect on its financial position and, except for PIS, COFINS and CIDE (items “b.1” and “c” below), has not recorded provisions in the financial statements as of March 31, 2006.

a)   ICMS, ISS and others

a.1)  ICMS

TCO and indirect subsidiaries Teleacre, Telems, Telemat and Telegoiás received tax assessments totaling R$69,187, mainly in respect of: (i) ICMS on occasional or complementary services that do not constitute telecommunications services; (ii) ICMS on international calls made from Brazil; (iii) failure to reverse proportionally an ICMS tax credit on the acquisition of permanent assets used in providing communications services and/or exempt or untaxed outgoing goods; (iv) ICMS on nonremunerated provision of telecommunications services, consisting of the donation of credits to be used in the prepaid service plan; (v) failure to include in the ICMS calculation base fines and arrears interest charged to defaulting clients; (vi) alleged failure to comply with supplementary obligations; and (vii) others relating to the sale of goods.

Global Telecom received tax assessments totaling R$2,283, relating mainly to: (i) R$1,086 in respect of failure to reverse ICMS credits for outgoing handsets on a free lease basis; and (ii) R$1,196 in relation to various ICMS assessments.

The subsidiaries Telebahia and Telergipe received tax assessments totaling R$9,719, relating to: (i) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services, used in providing untaxed communications services; (ii) failure to reverse ICMS credits relating to rented and loaned equipment; and (iii) late payment of ICMS in the period from February to March 1998.

Telebahia Celular S.A. was assessed by the State of the Bahia for nonpayment of ICMS on “additional communications services” from February 1998 to December 2001 and in fiscal years 2002 and 2003. The restated amount involved is R$16,730.

The subsidiaries Telest and Telerj received tax assessments totaling R$96,456 (R$98,258 as of December 31, 2005), in respect of: (i) nonpayment of ICMS on occasional or complementary services that do not constitute telecommunications services - R$67,313 (R$70,415 as of December 31, 2005); (ii) nonpayment of ICMS on international calls, made from Brazil - R$8,669 (R$6,244 as of December 31, 2005); (iii) nonpayment of ICMS on calls originating from the administrative terminals and from tests used by employees - R$2,057 (R$1,762 as of December 31, 2005); (iv) ISS on subscription charge - R$4,949 (R$4,947 as of December 31, 2005); and (v) R$13,468 (R$14,890 as of December 31, 2004), relating to various ICMS, ISS and other tax assessments that are being contested by the subsidiaries.

a.2)  ISS on mobile network utilization rates

On the understanding that a concession for the use of telecommunications networks constitutes communications services subject to ICMS, and not rental of movable assets, the municipality of Salvador assessed Telebahia for the payment of ISS (a tax on all types of service) on the mobile network (TUM) utilization rates. The amount involved is approximately R$39,080.

b)   PIS and COFINS

b.1) Law No. 9,718/98

On November 27, 1998, the PIS and COFINS calculation was changed by Law No. 9,718/98, which: (i) increased the COFINS rate from 2% to 3%; (ii) authorized the deduction of up to one third of the COFINS amount from the CSLL; and also (iii) indirectly increased the COFINS and PIS due by the subsidiaries, determining the inclusion of revenues in excess of billing in their calculation bases.

On November 9, 2005, the Plenary Session of the Federal Supreme Court took a position in respect of the changes in the PIS and COFINS calculation bases introduced by Law No. 9,718/98, the subject of innumerous lawsuits brought by taxpayers in general and by the Company and its subsidiaries.

In the consideration of Extraordinary Appeals No. 357,950, No. 390,840, No. 358,273 and No. 346,084, it declared unconstitutional paragraph 1 of article 3 of the above-mentioned Law, which had determined that these contributions would be levied not only on billing, but on “all the revenues received by the corporate entity, irrespective of the type of activity exercised and the accounting classification adopted for the revenues”.

Conservatively, management maintained the provision of the other companies, amounting on March 31, 2006 to R$184,464 (R$194,005 as of December 31, 2005), and will await the final decision in these cases.

As a result of the changes introduced by Laws No. 10,637/02 and No. 10,833/03, the subsidiaries are now including revenues in excess of billing in the PIS and COFINS calculation bases.

b.2) Increase in the calculation base

The subsidiary Telesp Celular S.A. received assessments (suits No. 19515,000701/2003-28 and No. 19515,000699/2003-97) amounting to R$2,410 (PIS - R$429 and COFINS - R$1,980), as a result of the increase in PIS and COFINS calculation bases introduced by Law No. 9,718/98. These assessments are being challenged by the subsidiary in the administrative sphere.

b.3) Hedge operations

COFINS assessment on Telebahia, referring to deductions relating to losses incurred on hedge operations in determination of the calculation base for this contribution. The amount involved is R$7,991.

c)   CIDE

Refers to challenging with a view to avoiding the levying of CIDE on remittances of funds abroad arising from technology transfer contracts, brand and software licensing, etc. This claim involves an amount of R$42,384. Conservatively, management maintained a partial provision in the amount on R$2,488.

d)   IRPJ

Tax assessment against Telebahia and Telergipe, levied on an underpayment resulting from excess allocation to FINOR, FINAN or FUNRES, as calculated in Revised Declaration audit procedures - excess application of fiscal incentives. The amount involved is R$5,165, restated to March 31, 2006.

e)   IRPJ, IRRF and CSLL

Telerj received tax assessments amounting to R$256,775, relating to: (i) the use of part of the negative calculation basis of the CSLL determined by the Company in 1997, originating from a partial spin-off; (ii) alleged underpayment of IRPJ and CSLL, due to the inspectors’ nonacceptance of the deductibility of certain expenses; (iii) alleged underpayment of IRRF on overseas remittances; and (iv) changes to the calculation bases for IRPJ and CSLL resulting from the reduction in the Company’s declared tax loss.

f)    FUST

Through Precedent No. 7, of December 15, 2005, ANATEL expressed the understanding that: (i) “revenues to be passed on to telecommunications service providers as remuneration for connection and for the use of network resources, among others, may not be excluded from the FUST calculation base; and (ii) revenues received from telecommunications service providers as remuneration for connection and for the use of network resources, among others, may not be excluded from the calculation base for contributions to FUST.

Since the second part of the Precedent is not in accordance with the provisions of Law No. 9,998, of August 17, 2000, article 6, sole paragraph, all the subsidiaries filed writs of mandamus challenging the legality of this requirement, and obtained a temporary restraining order suspending its demandability.

g)   FISTEL

The subsidiary Telerj Celular S.A. holds two authorizations granted by the Public Authorities through SMP Authorization Document No. 013/2002: one to operate the Personal Mobile Service, for an indeterminate period, and the other to use the radio frequency on a primary basis for the remaining term of the first license, renewable for a further 15 years.

On November 30, 2005 the remaining period (15 years) for the use of the radio frequencies required by Telerj Celular S.A. to provide the Personal Mobile Service expired, and the procedures required for its extension were therefore put in motion. However, in order to obtain the license documents with a validity date adjusted for the extension (a right already recognized and granted by Act No. 54,324, of November 28, 2005), Telerj Celular S.A. was faced with the requirement, in its view uncalled for, to pay a new Installation Inspection Fee (TFI) for its mobile and fixed stations and radio links.
The demand for the TFI, totaling R$124,241, is the result of ANATEL’s interpretation that article 9, item III, of Resolution No. 255, applies in this case, so that the extension would constitute a taxable event for TFI. We do not, however, consider this interpretation of the law correct, and have, therefore, filed an administrative challenge

16.2.   Civil

16.2.1. Probable losses

Include several labor and civil claims, and a reserve was posted as shown previously, which is considered to be sufficient to cover the probable losses on these cases.

The principal cause registered correspond to original loans from Telecomunicações Brasileiras S.A. - Telebrás, which, according to Annex II of the Spin-off Report of February 28, 1998, approved at the General Meeting of May 1998, should have been attributed to the respective holding company of Telegoiás Celular S.A. and Telebrasília Celular S.A.

As it considered that there had been a mistake in the allocation of the respective loans at the time of the spin-off, the Company suspended payments.

In June 1999, the Company filed a suit requesting a statement that the assets corresponding to these liabilities, plus accessories of these assets, are its property, also claiming compensation for the amounts paid.

On August 1, 2001, a verdict was given against the Company’s claims, but, on October 8, 2001, the Company filed an appeal, which was also denied, maintaining the original verdict. The Company filed a new appeal, which is awaiting a decision by the Supreme Court (STJ).

16.2.2. Possible losses

In relation to claims in which a loss is classified as possible, the amount involved is R$191,400 for the civil claims and R$71,828 for the labor claims, as follows:

	2006
	Civil	Labor

Telesp Celular Participações S.A.	693	59
Telesp Celular S.A.	36,179	30,826
Global Telecom S.A.	13,805	5,864
Tele Centro Oeste Celular Participações S.A.	27,223	6,746
Celular CRT S.A.	35,760	7,711
Telerj Celular S.A.	56,406	14,221
Telest Celular S.A.	5,189	1,376
Telebahia Celular S.A.	12,491	4,899
Telergipe Celular S.A.	3,654	126
Total	191,400	71,828

17. SHAREHOLDERS’ EQUITY

a)    Capital

An Ordinary and Extraordinary General Meeting held on February 22, 2006 approved the reduction of the Company’s capital through the absorption of accumulated losses of R$3,147,782. The same Meeting approved the capital increases of R$1,068,839, due to the merger of TCO shares, and of R$1,562,298, due to the merger of TSD, TLE and CRTPart (see Note 1). The capital increased from R$6,670,152,498 to R$6,153,506,953, consisting of 1,426,412,217 shares, of which 509,226,137 are common shares and 917,186,080 are preferred shares, all book-entry shares without par value, and including 4,494,900 preferred shares held in treasury.

The capital as of March 31, 2006 and December 31, 2005 comprises shares without par value, as follows:

	Thousands of shares
	March 31, 2006	December 31, 2005

Common shares	509,226	250,458
Preferred shares	917,186	411,867
Total	1,426,412	662,325

b)    Interest on shareholders’ equity and dividends

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the bylaws. They are, however, assured priority in the reimbursement of capital, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the fiscal year, calculated in accordance with article 202 of corporate law, and priority in receiving minimum noncumulative dividends equivalent to the higher of the following amounts:

b.1)  6% per year on the amount resulting from dividing the paid-up capital by the total number of Company’s shares.

b.2)  3% per year on the amount resulting from division of the shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed income under equal conditions to the common shares, after the common shares have been assured a dividend equal to the minimum priority dividend established for the preferred shares.

As from the General Shareholders’ Meeting held on March 27, 2004, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6,404/76, since the minimum dividends were not paid on the preferred shares for three consecutive years.

c)    Special goodwill reserve

This reserve represents a special goodwill reserve formed as a result of the Company’s corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

18. NET OPERATING REVENUE

	Consolidated
	March 31, 2006	March 31, 2005

Monthly subscription charges	85,961	47,297
Usage charges	1,658,890	948,803
Additional call charges	52,302	40,453
Interconnection	966,558	742,587
Data services	216,852	110,774
Other services	53,048	46,449
Gross revenue from service	3,033,611	1,936,363

Value-added tax on services (ICMS)	(548,264)	(304,154)
PIS and COFINS	(109,131)	(69,297)
Service tax (ISS)	(788)	(974)
Discounts granted	(96,909)	(58,012)
Net operating revenue from services	2,278,519	1,503,926

Sale of handsets and accessories	600,168	336,207

Value-added tax on services (ICMS)	(47,752)	(26,486)
PIS and COFINS	(37,002)	(21,059)
Discounts granted	(167,317)	(90,157)
Returns of goods	(32,843)	(18,390)
Net operating revenue from sales of handsets and accessories	315,254	180,115
Total net operating revenue	2,593,773	1,684,041

There are no customers that contributed more than 10% of the gross operating revenue during the quarters ended March 31, 2006 and 2005, except for Telecomunicações de São Paulo S.A. - Telesp, a fixed line service provider, which contributed approximately 14% and 17%, respectively, and Brasil Telecom S.A. - BrT, which contributed approximately 6% and 10%, respectively, mainly in relation to interconnection.

19 COST OF SERVICES AND GOODS

	Consolidated
	March 31, 2006	March 31, 2005

Personnel	(21,606)	(15,138)
Materials	(2,628)	(320)
Outside services	(93,488)	(47,810)
Leased lines	(59,400)	(36,229)
Rent, insurance and condominium fees	(49,854)	(23,234)
Interconnection	(39,930)	(37,137)
Taxes and contributions	(136,069)	(82,011)
Depreciation and amortization	(323,990)	(181,151)
Other	(52,646)	(1,711)
Cost of services	(779,611)	(424,741)
Cost of products sold	(432,629)	(264,669)
Total	(1,212,240)	(689,410)

20. SELLING EXPENSES

	Consolidated
	March 31, 2006	March 31, 2005

Personnel	(75,443)	(51,164)
Materials	(8,758)	(6,423)
Outside services	(434,226)	(214,922)
Advertising	(82,360)	(60,529)
Rent, insurance and condominium fees	(17,021)	(9,374)
Taxes and contributions	(1,319)	(395)
Depreciation and amortization	(98,565)	(44,358)
Provision for doubtful accounts	(160,981)	(61,628)
Other	(23,365)	(7,459)
Total	(902,038)	(456,252)

21 GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005

Personnel	(1,831)	(877)	(58,649)	(34,312)
Materials	-	(24)	(2,408)	(1,556)
Outside services	(5,718)	(1,597)	(103,330)	(57,596)
Rent, insurance and condominium fees	(55)	(33)	(18,286)	(11,443)
Taxes and contributions	(74)	-	(2,629)	(1,152)
Depreciation and amortization	(24)	(26)	(69,048)	(33,747)
Other	(5)	(71)	(2,378)	(3,821)
Total	(7,707)	(2,628)	(256,728)	(143,627)

22. OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005

Income:
Fees	-	-	36,892	14,571
Recovered expenses	-	-	12,664	7,584
Provision reverse	260	-	20,546	2,549
Shared infrastructure / EILD	-	-	13,649	7,543
Commercial incentive	-	-	9,268	21,235
Other	9	120	2,492	4,915
Total	269	120	95,511	58,397

Expenses:
FUST fees	-	-	(13,341)	(7,503)
FUNTTEL	-	-	(6,704)	(3,751)
ICMS on the expenses	-	(30)	(14,948)	(3,265)
CIDE	-	-	(2,951)	(468)
PIS and COFINS on other expenses	(1)	-	(10,638)	(7,977)
Other taxes and contributions	-	(53)	(2,919)	(3,040)
Reserve for contingencies	(39)	-	(36,254)	(8,904)
Amortization of deferred charges	-	-	(9,789)	(9,756)
Goodwill amortization	(78,160)	(88,896)	(90,201)	(91,392)
Other operating expenses	-	(551)	(5,023)	(2,443)
Total	(78,200)	(89,530)	(192,768)	(138,499)

23. FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005

Income:
Financial income	14,824	7,171	125,400	59,490
Foreign currency exchange variation	99,483	6,768	259,688	19,942
PIS/COFINS on financial income	-	-	(29)	(325)
Total	114,307	13,939	385,059	79,107

Expenses:
Financial expense	(81,588)	(85,829)	(162,596)	(145,173)
Monetary/exchange variation	(1,426)	(6,905)	(12,724)	(38,136)
Losses on derivatives contracts, net	(154,488)	(60,569)	(396,055)	(118,466)
Total	(237,502)	(153,303)	(571,375)	(301,775)

24. INCOME TAXES

The Company and its subsidiaries estimate the amounts of income and social contribution taxes monthly on the accrual basis, paying the taxes based on a monthly estimate. Deferred taxes are recognized on temporary differences, as shown in Note 6. The composition of expenses on income and social contribution taxes is shown below:

	Consolidated
	March 31, 2006	March 31, 2005

Income tax	(112,159)	(78,829)
Social contribution tax	(40,442)	(28,393)
Deferred income tax	34,143	(19,400)
Deferred social contribution tax	12,291	(6,998)
Total	(106,167)	(133,620)

A reconciliation of the taxes on income disclosed, eliminating the effects of the goodwill tax benefit, and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005

Income (loss) before taxes	(142,820)	(97,907)	(65,116)	94,942
Tax income (expense) at combined statutory rate	48,559	33,288	22,139	(32,280)
Permanent additions:
Nondeductible expenses - amortization of goodwill	2,232	(22)	(1,655)	(1,698)
Other nondeductible expenses	(25,934)	-	(47,637)	-
Other additions	-	-	48	(158)
Permanent exclusions:
Interest on shareholders’ equity credited - subsidiaries	23,244	45,381	-	-
Other exclusions	-	-	-	(9,493)
Tax loss and unrecognized temporary differences	(48,824)	(78,647)	(79,062)	(89,991)
Tax expense	(723)	-	(106,167)	(133,620)

25 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a)   Risk considerations

The major market risks to which the Company and its subsidiaries are exposed in conducting their businesses are:

  Credit risk: derived from the potential difficulty in collecting amounts of telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks relating to investments and swap operations.

  Interest rate risk: derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor, TJLP and CDI).

  Currency risk: the possibility of the Company and its subsidiaries incurring losses on account of fluctuations in exchange rates that increase the balances of foreign currency denominated loan and financing liabilities.

The Company and its subsidiaries take a positive attitude towards the management of the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in their businesses to be mitigated.

Credit risk

The credit risk of providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies relating to selling postpaid sets. As of March 31, 2006, the Company and their subsidiaries had 81% (84% as of December 31, 2005) of their customer base under the prepaid system, which requires prepaid loading and, therefore, does not represent any credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales release integrated with the SAP ERP software distribution module.

The Company and its subsidiaries are also subject to credit risk derived from its investments and receivables from swap operations. The Company and its subsidiaries spread this risk by using various first line financial institutions.

Interest rate risk

The Company and its subsidiaries are exposed to the risk of a rise in interest rates, especially the combination of interest rates associated with the cost of the CDI, due to the liability portion of the derivative operations (exchange hedge) and of loans contracted in Brazilian reais. In order to minimize exposure, the Company contracted CDI swap operations in Brazilian reais for fixed interest rates at a total reference value of R$1,206 million. The balance of financial investments, also indexed to the CDI, partially neutralizes this effect.

The Company and its subsidiaries are also exposed to fluctuations in the TJLP, as a result of the loans contracted from the BNDES. As of March 31, 2006, the principal of these operations amounted to R$242,063 (R$267,714 as of December 31, 2005). The Company and its subsidiaries have not contracted derivative operations to hedge the TJLP risk.

Loans contracted in foreign currency are also exposed to the risk of a rise in the interest rates (Libor) associated with foreign loans. As of March 31, 2006, these operations totaled US$242,429 thousand (US$130,101 thousand as of December 31, 2005) of principal.

Of the total loans and financing associated with variable foreign interest rates (Libor), US$232,480 thousand have protection against interest rate variations (Libor) through derivatives (interest rate swap). The Company and its subsidiaries continue to monitor the market interest rates in order to evaluate the eventual need to contract other derivatives to protect against the risk of volatility of variable foreign rates for the remaining amount.

Currency risk

The Company and its subsidiaries use derivative instruments to protect against currency risk on foreign currency-denominated loans. The instruments normally used are swap options and forward contracts.

The following table summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor as of March 31, 2006:

	In thousands
	US$	€	¥

Loans and financing	(1,305,506)	-	(26,312,819)
Loans and financing - UMBNDES (*)	(19,286)	-	-
Derivative contracts	1,370,684	9,708	26,312,819
Other obligations	(38,116)	(10,318)	-
Total	7,776	(610)	-

(*)   UMBNDES is a monetary unit calculated by the BNDES, composed of a basket of foreign currencies, the U.S. dollar being the main reason why the Company and its subsidiaries take it into consideration in analyzing the risk coverage in relation to variations in the exchange risks.

b)   Derivative contracts

The Company and its subsidiaries record gains and losses on derivative contracts as net financial income or expenses.

The estimated book and market values of loans and financing and derivative instruments are as follows:

			Unrealized
	Book value	Market value	loss

Loans and financing	(5,482,628)	(5,513,601)	(30,973)
Derivative contracts	(641,639)	(663,815)	(22,176)
Other obligations	(109,934)	(109,934)	-
Total	(6,234,201)	(6,287,350)	(53,149)

c)   Market value of financial instruments

The market value of the loans and financing, swap and forward contracts was established based on the discounted cash flow method, using available interest rates projections.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

26. POST-RETIREMENT BENEFIT PLANS

The Company and its subsidiaries, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)   PBS-A: defined-benefit multisponsored plan, for participants that were previously assisted and had such status on January 31, 2000.

b)   PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular: defined-benefit retirement plans sponsored individually by the companies.

The contributions to the PBS plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the regulations in effect in Brazil. Cost is determined using the capitalization method and the contribution due by the sponsor is 13.5% of the payroll for the employees participating in the Plan, of which 12% is used to financing the PBS and 1.5% for the PAMA Plan. In the quarter ended March 31, 2006, the contributions to these plans were R$3 (R$2 as of March 31, 2005).

c)   PAMA: multisponsored healthcare plan for retired employees and their dependents, on a shared cost basis.

d)   TCP Prev and TCO Prev Plans: these are individual defined and variable contribution plans, introduced by SISTEL in August 2000. The Company bears the risk of death and disability of the participants in both plans, and in the TCO Prev Plan some participants previously covered by the PBS-TCO plan are entitled to retirement benefits for life (paid-up benefit), in addition to the defined contribution benefits. The Company’s contributions to the TCP Prev and TCO Prev Plans are equal to those of the participants, varying between 1% and 8% of the participation salary, according to the percentage chosen by the participant. In the quarter ended March 31, 2006 the contributions to these plans amounted to R$1,805 (R$2,689 as of March 31, 2005).

A number of claims were made through civil suit No. 04/081,668-0, brought by ASTEL against the SISTEL, citing Telefônica and Telesp Celular as well as SISTEL, summarized as follows: (i) that SISTEL should be prohibited from collecting from retired employees and other participants any contributions referring to PAMA Plan, and that they should only pay “a reasonable amount for the use made”, which should be limited to 1% of the monthly remuneration of the participant; (ii) that SISTEL should reenroll in PAMA Plan, without any restrictions, retired employees and participants whose enrollment has been suspended for default, as well as those who could not stand the pressure and asked for cancellation of their enrollment in PAMA Plan or joined the PCE (Special Coverage Plan), if they so wished, also without restrictions; (iii) that SISTEL should reassess the economic needs of PAMA Plan, including in respect of the amounts of the monthly contributions of the sponsors Telefônica and Telesp Celular; (iv) that the sponsors’ contribution should be calculated based on the payroll of all its employees, in accordance with the previous provision of the bylaws, and not on a percentage of the payroll of the active participants of the PBS Plan; (v) that SISTEL should reestablish the accreditation of all the hospitals, clinics and laboratories that had been cancelled; (vi) that a review should be made of the accounting distribution of the equity, so as to attribute to PAMA Plan the amounts relating to the reduction factor of the additional payments, as above, and that, until this review has been made, SISTEL should be prohibited from any spin-off of the net equity of the PBS-A Plan or any other plan managed by SISTEL; (vii) that SISTEL and the sponsors should reverse the “transfer of equity from the main substratum intended to guarantee PBS-2 and PAMA, illegally taken across to the Telesp Visão Plan (Plano Visão Telesp) and Vision Prev (Visão Prev)” of Telesp Celular; and (viii) granting of advance relief in respect of items “i”, “ii” and “v”.

Through its actuarial advisers, Telesp Celular prepared a study considering the impacts described above; accordingly, the change in the costing as claimed by the ASTEL civil suit represents an additional burden on the provisions of Telesp Celular, amounting to R$824.

Based on the opinions of its legal counsel and tax advisers, management believes that at this time there is no risk of payment, and, as of March 31, 2006, the probability of loss was classified as possible.

e)   Plano de Benefícios Visão Celular - Tele Leste: defined contribution individual plan - the Visão Celular benefit plan, introduced by SISTEL in August 2000. The Company’s contributions to the Visão Celular Plan are equal to those of the participants, varying from 0% to 7% of the participation salary, according to the percentage chosen by the participant. In the quarter ended March 31, 2006, contributions to this plan were R$213 (R$201 as of March 31, 2005).

f)    Plano de Benefícios Visão Celular - Tele Sudeste: individual defined contribution plan - the Visão Celular benefit plan, introduced by SISTEL in August 2000.

The subsidiaries’ contributions to the Visão Celular Plan are equal to those of the participants, varying between 2% to 9% of the participation salary, according to the percentage chosen by the participant.

In the quarter ended March 31, 2006, contributions of R$873 (R$813 as of March 31, 2005) were made to the PBS Tele Sudeste Celular and Visão Celular Plans.

g)   Defined benefits plans: CRT sponsored defined-benefit pension plans (founder benefits plan and the alternative benefits plan), which were managed by the Fundação dos Empregados da Companhia Riograndense de Telecomunicações - FCRT.

On December 21, 2001, the subsidiary and Brasil Telecom S.A., sponsors of the FCRT, signed a Term of Commitment for the full separation of the sponsors, through the withdrawal of the subsidiary as a sponsor and a guarantee that this withdrawal would be carried out strictly in accordance with the pertinent legislation and respecting the rights of the participants. This was approved by the Supplementary Pensions Office on December 30, 2003.

Although the existing legislation permits the suspension of deductions of the contributions of the sponsors and participants from January 2002 to December 2003, the subsidiary continued to make the payments as a way of safeguarding and preserving participants’ rights until the effective withdrawal of the subsidiary from sponsorship of the FCRT.

The actuarial valuation of the Plan adopted the methodology for withdrawal of the sponsor established by MPAS CPC Resolution No. 06/88.

The reserves were individually valued, based on the methodology defined in the above Resolution for each of the categories (assisted persons and pensioners, imminent and nonimminent risks).

As agreed with FCRT, since October 2004 the subsidiary has been transferring to SISTEL the amount planned as a savings reserve for active company collaborators who opted to migrate from the FCRT Alternative/Founder Plan to the Visão Plan, amounting to R$9,515 as of March 31, 2006. Of the R$9,750 provisioned of as of March 31, 2006 (R$8,677 as of December 31, 2005), R$4,585 refers to the withdrawal reserve for participants with an Agreement of Intent to transfer to BrTPrev who are awaiting the outcome of procedures with the INSS to obtain retirement. The balance of the provision should be transferred during the year 2006, on conclusion of the validation of the amounts presented.

The amount of R$13,842, presented by BrTPrev as a legal and actuarial payable contingency, is at present under analysis and the Company is not in a position to confirm its existence and the chances of realization.

h)   Visão Celular CRT Benefit Plan: after approval of the process of withdrawal from the sponsorship by FCRT, the Supplementary Pension Office also approved the Visão Celular CRT Benefit Plan - Visão Plan (Plano Visão), implemented by the subsidiary as of March 1, 2004, when this plan, of the individual defined contributions type, managed by SISTEL, was offered to its collaborators. The Visão Plan is funded by the contributions of the participants (employees) and sponsor, which are credited to participants’ individual accounts. The sponsor is responsible for all administrative and plan maintenance costs, including forecasting account balances for participants’ death and invalid benefits.

The subsidiary’s contributions to the Visão Celular (Visão Celular) Plan are equal to those of the participants, varying from 0% to 9% of the participation salary, according to the percentage chosen by the participant.

In the quarter ended March 31, 2006, the subsidiary made contributions to the Visão Celular Plan of R$222 (R$201 as of March 31, 2005).

27. CORPORATE RESTRUCTURING

The goodwill paid on privatization of the Company and on the acquisition of its subsidiaries was transferred by the acquiring companies to the acquired companies.

Prior to the transfers, provisions were recorded to maintain the shareholders’ equity of the merged company, and, consequently, the net equity merged basically represents the tax benefit arising from the deductibility of the merged goodwill:

	Consolidated
				December
	March 31, 2006			31, 2005
Restructuring	Goodwill	Provision	Net	Net

TCO - 1st acquisition	959,595	(633,333)	326,262	351,297
TCO - 2nd acquisition	338,106	(223,150)	114,956	122,256
TC - privatization	1,170,670	(772,644)	398,026	425,164
CRT - VTO	150,636	(150,636)	-	-
TLE - privatization	147,320	(97,233)	50,087	-
Total	2,766,327	(1,876,996)	889,331	898,717

The change in the quarters ended March 31, 2006 and 2005 are as follows:

	Consolidated
	March	March
	31, 2006	31, 2005

Statement of operations:
Amortization of goodwill	191,653	613,803
Reversal of provision	(129,446)	(405,109)
Tax benefit	(62,207)	(208,694)
Net effect on net income	-	-

The amount will be merged into the capital for the benefit of the majority shareholders as the tax benefits are effectively realized, while the other shareholders are assured of the right of preference. The funds derived from the exercise of preference will be paid to the majority shareholders.

As of March 31, 2006, an amount of R$305,532, referring to benefits recorded up to December 31, 2005, was available for a capital increase. Of this amount, R$194,277 corresponds to a share issue by Vivo Participações S.A., and R$111,255 corresponds to Tele Centro Oeste Celular Participações S.A., without a share issue.

28. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a)   Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A. - Telesp and subsidiaries. Some of these transactions were established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL. Services to attend to the customers of Telecomunicações Móveis Nacionais - TMN “roaming” in the Company’s network are included.

b)   Technical assistance: refers to the provision of corporate management advisory services by PT SGPS, technical assistance to Telefônica Móviles S.A. and technical assistance accomplished of TBS Celular Participações S.A., calculated based on a percentage of the net services revenue, monetarily restated in accordance with the currency variation.

c)   Loans and financing: represent loans between companies in the Portugal Telecom Group, in accordance with Note 14.

d)   Corporate services: these are passed on to the subsidiaries at the cost effectively incurred for these services.

e)   Call-center services: provided by Atento Brasil S.A. and Mobitel S.A. - Dedic to users of the telecommunications services of the subsidiaries contracted for 12 months, renewable for the same period.

f)    Systems development and maintenance services: provided by PT Inovação.

g)   Maintenance: of the modular profitability analysis system (MARE) and cost control system by Telefónica Móbile Solution, contracted for 12 months, renewable for an equal period.

h)   Operating logistics services and accounting and financial assistance: provided by Telefônica Gestão de Serviços Compartilhados Ltda.

i)    Voice content portal service provider: provided by Terra Network Brasil.

We set forth below a summary of the balances and transactions with unconsolidated related parties:

	Consolidated
	March	December
	31, 2006	31, 2005

Assets:
Trade accounts receivable, net	196,375	198,720
Receivable from Group companies	48,397	32,761

Liabilities:
Trade accounts payable	(172,879)	(152,435)
Loans and financing	(543)	(585)
Technical assistance	(114,735)	(19,020)
Intercompany liabilities	(679)	(6,007)

	Consolidated
	March	March
	31, 2006	31, 2005

Statement of operations:
Net operating revenue	413,445	406,229
Cost of sales and services	(49,034)	(56,233)
Selling expenses	(138,150)	(33,254)
General and administrative expenses	(18,802)	(20,858)
Other operating revenue, net	1,204	-
Financial income (expenses), net	7,020	(7,407)

29 INSURANCE (CONSOLIDATED)

The Company and its subsidiaries have a policy of monitoring the risks inherent to their operations. Accordingly, as of March 31, 2006, the Companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. The management of the Company and its subsidiaries considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are shown below:

Type	Insured amount

Operating risks	R$12,806,296
General civil liability	R$7,560
Vehicle (officers’ fleet)	Fipe table - 100%, R$250 for bodily harm and R$50 for damage to property
Vehicle (operational fleet)	R$250 for bodily harm and R$50 for damage to property

30 AMERICAN DEPOSITARY RECEIPTS - ADRs PROGRAM

On November 16, 1998, the Company began to trade ADRs corporate restructuring (NYSE) under the code “TCP”, and, since March 31, 2006, under the code “VIV” (in accordance with the Extraordinary General Meeting of February 22, 2006), with the following main characteristics:

  Type of share: preferred.

  Each ADR represents one preferred share.

  The shares are traded as ADRs with the code “VIV”, on the New York Stock Exchange - NYSE.

  Foreign depositary bank: The Bank of New York.

  Custodian bank in Brazil: Banco Itaú S.A.

31 RECONCILIATION OF COMPANY AND CONSOLIDATED RESULTS FOR THE QUARTER

The reconciliation of losses for the quarters ended March 31, 2006 and 2005, Company and consolidated, is as follows:

2006

Loss of Company	(143,543)
Equipment donations received by subsidiaries	(8,006)
Interest on shareholders’ equity unchanging - TCO	(3,547)
Exploration of losses - TCO, TMAT and NBT	(24,155)
Consolidated loss	(179,251)

32. “COMBINED” FINANCIAL INFORMATION

Due to the merger of TCO shares for conversion into a fully-owned Vivo subsidiary and the merger of TSD, TLE and CRTPart by Vivo (“corporate restructuring”), the consolidated financial statements for the quarter ended March 31, 2006 are not comparable with the consolidated financial statements as of March 31 and December 31, 2005.

In order to provide an appropriate basis for comparison, we are disclosing the “combined” consolidated financial statements, taking into account the consolidation of all the companies as if the corporate restructuring had taken place on January 1, 2005.

This information is presented only to permit additional analyses arising from comparison of balances and transactions, and is not intended to represent what might have occurred if the companies TSD, TLE and CRTPart had in fact being managed by the Company and if TCO had been converted into a fully-owned subsidiary of the Company as of January 1, 2005, nor does it aim to represent the statements of a single corporate entity, and it does not necessarily indicate future results.

The following premises were adopted in the preparation of the “combined” financial information:

  Full consolidation of the financial information of the companies, eliminating transactions between related parties as of March 31 and December 31, 2005.

BALANCE SHEET AS OF MARCH 31, 2006 AND “COMBINED”
     BALANCE SHEET AS OF DECEMBER 31, 2005

	Consolidated
	March	December
	31, 2006	31, 2005
ASSETS		“Combined”

CURRENT ASSETS
Cash and banks	216,733	134,071
Temporary cash investments	1,443,172	1,739,143
Trade accounts receivable, net	2,581,531	2,774,451
Inventories	461,090	362,312
Advances to suppliers	22,145	23,579
Deferred and recoverable taxes	1,419,889	1,511,331
Prepaid expenses	520,940	281,071
Derivative contracts	264,489	301,229
Other current assets	221,470	192,918
	7,151,459	7,320,105

NONCURRENT ASSETS
Deferred and recoverable taxes	1,793,968	1,879,574
Derivative contracts	-	5,443
Prepaid expenses	44,365	39,234
Other noncurrent assets	76,044	90,038
	1,914,377	2,014,289

PERMANENT
Investments	1,463,088	1,550,882
Property, plant and equipment, net	8,118,133	8,329,363
Deferred assets, net	168,779	180,366
	9,750,000	10,060,611

TOTAL ASSETS	18,815,836	19,395,005

BALANCE SHEET AS OF MARCH 31, 2006 AND “COMBINED”
     BALANCE SHEET AS OF DECEMBER 31, 2005

	Consolidated
	March	December
	31, 2006	31, 2005
LIABILITIES AND SHAREHOLDERS’ EQUITY		“Combined”

CURRENT LIABILITIES
Payroll and related accruals	128,139	149,840
Trade accounts payable	2,145,890	2,463,777
Taxes payable	513,564	612,398
Loans and financing	2,193,701	1,734,921
Interest on shareholders’ equity and dividends	105,216	120,793
Reserve for contingencies	204,879	216,140
Derivative contracts	623,672	339,738
Other current liabilities	338,955	353,770
	6,254,016	5,991,377

NONCURRENT LIABILITIES
Loans and financing	3,288,927	3,917,856
Reserve for contingencies	314,923	294,412
Taxes payable	175,055	169,578
Derivative contracts	282,456	343,654
Other noncurrent liabilities	84,196	83,733
	4,145,557	4,809,233

SHAREHOLDERS’ EQUITY
Capital stock	6,153,507	8,232,449
Treasury shares	(11,174)	(11,070)
Capital reserves	1,507,276	1,561,447
Income reserve	708,422	711,104
Accumulated earnings (loss)	57,786	(1,899,981)
	8,415,817	8,593,949

FUNDS FOR CAPITALIZATION	446	446

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY AND FUNDS FOR CAPITALIZATION	18,815,836	19,395,005

STATEMENT OF OPERATIONS FOR THE QUARTER ENDED
MARCH 31, 2006 AND “COMBINED” STATEMENT OF INCOME
FOR THE QUARTER ENDED MARCH 31, 2005

	Consolidated
	March 31, 2006	March 31, 2005
		“Combined”

GROSS REVENUE
Revenue from services	3,033,611	3,011,594
Sale of handsets and accessories	600,168	538,524
	3,633,779	3,550,118
Deductions from gross revenue	(1,040,006)	(972,795)

NET OPERATING REVENUE	2,593,773	2,577,323
Cost of services provided	(779,611)	(692,928)
Cost of products sold	(432,629)	(411,896)

GROSS PROFIT	1,381,533	1,472,499

OPERATING INCOME (EXPENSES)
Selling expenses	(902,038)	(722,824)
General and administrative expenses	(256,728)	(228,697)
Other operating expenses	(192,768)	(172,410)
Other operating income	95,511	97,685
	(1,256,023)	(1,026,246)

OPERATING INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES)	125,510	446,253
Financial expenses	(571,375)	(341,933)
Financial income	385,059	120,239

OPERATING INCOME (LOSS)	(60,806)	224,559
Nonoperating income (expense), net	(4,310)	1,256

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	(65,116)	225,815
Income and social contribution taxes	(106,167)	(183,649)
Minority interest	(7,968)	-

NET INCOME (LOSS)	(179,251)	42,166

33. SUBSEQUENT EVENTS

Auctions of portions of the shares

An auction was held on April 19, 2006 in the São Paulo Stock Exchange (BOVESPA) to replace in the “Free Float” the Vivo shares corresponding to the portions calculated in the exchange ratio of the shares of Tele Sudeste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. for Vivo shares derived from the corporate restructuring approved in the Extraordinary General Meeting of February 22, 2006. Of the total of 641,770 shares put up for sale (310,366 common shares with the code VIVO3 and 331,404 preferred shares with the code VIVO4), 641,748 shares were sold (310,344 common shares and 331,404 preferred shares). The 22 common shares not sold in this auction were sold in the auction held on the São Paulo Stock Exchange (BOVESPA) on April 24, 2006. The amounts determined are at the disposal of the holders of these portions in any agency of Banco Real ABN Amro, the depository agent for the Vivo book-entry shares.

Corporate restructuring - subsidiaries

In a meeting held on May 2, 2006, the Board of Directors of Vivo Participações S.A. approved the proposed corporate restructuring in respect of the merger, by the integral fully--owned subsidiary Global Telecom S.A., of the other current fully-owned Vivo subsidiaries, namely Telergipe Celular S.A., Telebahia Celular S.A., Telerj Celular S.A., Telest Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Tele Centro Oeste Celular Participações S.A., and, also, of the subsidiaries of Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular Participação S.A., Teleacre Celular S.A., Norte Brasil Telecom S.A. and TCO IP S.A.

The objective of the intended corporate restructuring is to simplify the current corporate and operational structure by unifying the general administration of the Operators’ business, which will be concentrated in a single operating company controlled by Vivo. The aim is to take advantage of the synergies between the companies involved and add value for the Vivo shareholders, in a continuation of the process that commenced with the corporate restructuring approved in the Extraordinary General Meeting held on February 22, 2006, as published in the Relevant Fact dated December 4, 2005. Accordingly, simultaneously with the implementation of the corporate restructuring, the company name of Global Telecom will be changed to Vivo S.A.

As a merger of companies providing SMP and SCM (except in the case of TCO IP S.A.), the corporate restructuring is subject to the prior approval of ANATEL and the merger of the Operators by Global Telecom will only take place after this approval has been obtained.

As the corporate restructuring does not directly involve Vivo and affects only the companies controlled by Vivo, there will be no change in its capital and equity, or of its share structure and the rights currently conferred by the shares issued by Vivo.

Capital increase for capitalization of the tax benefit

An Extraordinary Meeting of the Board of Directors held on May 3, 2006 approved a capital increase as a result of the corporate restructuring processes, involving the Company and its subsidiaries, controlled and other companies. Amortization of goodwill derived from these corporate restructuring processes resulted in an accumulated tax benefit as of December 31, 2005 of R$193,837,444.06, as well as R$439,937.75 corresponding to the remaining prior year balances, totaling an amount for capitalization of R$194,277,381.81, representing a credit in favor of the controlling shareholders, to be used for an increase in the Company’s capital from R$6,153,506,952.73 to R$6,347,784,334.54, with the issue of 15,705,528 new common shares, guaranteeing the preference right established in article 171 of Law No. 6,404/76. Funds derived from exercise of the preference rights shall be credited proportionately to the companies in the Vivo control block, owners of these credits for capitalization.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.